[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

July 11, 2016

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Suzanne Hayes

Re:	Patheon N.V.
Amendment No.5 to the
Registration Statement on Form S-1
File No. 333-204789

Dear Ms. Hayes:

On behalf of our client, Patheon N.V., a Dutch limited liability company (naamloze vennootschap) (the “Company”), we file herewith Amendment No. 5 to the above-mentioned Registration Statement (the “Revised Registration Statement”) via the Securities and Exchange Commission (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated July 8, 2016 (the “Comment Letter”).

Set forth below are the Company’s responses to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 5 to the Registration Statement referenced above.

Results of Operations

Selected Quarterly Information, page 63

1.	We acknowledge your response to our prior comment 1. Revise your disclosure to provide similar information to what you provided in your response. In addition, please address the following comments in the way of revised disclosure:

•	Provide, for each period presented, the amount of pre-tax adjustments that you have applied a zero effective tax rate in Adjusted Net Income.

•	Clarify what you mean by “...and the adjustments were not material to the timing of a valuation reserve reversal.”

•	Disclose what discrete tax items for the periods ended October 31, 2015 and April 30, 2016 specifically relate to and quantify the amounts for each item.

Response:

The Company has revised the disclosure on pages 64 and 65 of the Revised Registration Statement in response to the Staff’s comment.

Patheon N.V.

Notes to Consolidated Financial Statements

October 31, 2015, 2014 and 2013

18. Subsequent Event, page F-103

2.	We acknowledge your response to our prior comment 3. In May 2015, you issued the Senior PIK Toggle Notes and used the proceeds to pay an approximately $538 million dividend to your shareholders. This dividend appears to be in contemplation of your initial public offering, which you filed on June 8, 2015 and in which you have designated use of proceeds for the repayment of the Notes. As such, ensure that your pro forma per share data gives effect to the number of shares whose proceeds will be used to repay the Notes given that those proceeds effectively represent the payment of the dividend. Refer to SAB Topic 1.B.3.

Response:

The Company respectfully confirms that the calculation of the pro forma per share data gives effect to the number of shares whose proceeds will be used to repay the Notes. The Company has included a description of the calculation in the disclosure on pages F-10 and F-44 of the Revised Registration Statement in response to the Staff’s comment.

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Please do not hesitate to contact the undersigned at (212) 735-3416 with any questions or comments regarding this letter.

Sincerely,

/s/ Andrea Nicolas

Andrea Nicolas

cc:	Eric Sherbet, General Counsel and Secretary, Patheon N.V. Deanna Kirkpatrick, Davis Polk & Wardwell LLP Shane Tintle, Davis Polk & Wardwell LLP

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